Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* C. James Koch	2. Issuer Name and Ticker or Trading Symbol The Boston Beer Company, Inc. (SAM)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director _X_ 10% Owner _X_ Officer (give title below) ___ Other (specify below) Chairman
(Last) (First) (Middle) C/O The Boston Beer Company, Inc. 75 Arlington Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 01/01/2003
(Street) Boston, MA 02116		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common	01/01/2003		M		561	A	4.7438		D
Class A Common	01/01/2003		M		448	A	5.0625		D
Class A Common	01/01/2003		M		861	A	4.2938		D
Class A Common	01/01/2003		M		713	A	5.30625		D
Class A Common	01/01/2003		M		402	A	10.527		D
Class A Common								688,460	D
Class A Common								364,463	I
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	14.47	01/01/2003		A		2,000		01/01/2004	03/02/2008	Class A Common	2,000	14.47	2,000	D
Stock Option (Right to Buy)	16.64	01/01/2003		A		2,000		01/01/2005	03/02/2008	Class A Common	2,000	16.64	2,000	D
Stock Option (Right to Buy)	18.81	01/01/2003		A		2,000		01/01/2006	03/02/2008	Class A Common	2,000	18.81	2,000	D
Stock Option (Right to Buy)	20.98	01/01/2003		A		2,000		01/01/2007	03/02/2008	Class A Common	2,000	20.98	2,000	D
Stock Option (Right to Buy)	20.98	01/01/2003		A		2,000		01/01/2008	03/02/2008	Class A Common	2,000	20.98	2,000	D
Restricted Stock Purchase	4.7438	01/01/2003		A		561		Note 1	Note 1	Class A Common	2,807	4.7438	0	D
Restricted Stock Purchase	5.0625	01/01/2003		A		448		Note 1	Note 1	Class A Common	2,237	5.0625	448	D
Restricted Stock Purchase	4.2938	01/01/2003		A		861		Note 1	Note 1	Class A Common	4,307	4.2938	1,724	D
Restricted Stock Purchase	5.30625	01/01/2003		A		713		Note 1	Note 1	Class A Common	3,567	5.30625	2,141	D
Restricted Stock Purchase	10.527	01/01/2003		A		402		Note 1	Note 1	Class A Common	2,010	10.527	1,608	D
Explanation of Responses:

Note 1: Restricted Stock Purchase pursuant to the Investment Share Program under the issuer's Employee Equity Incentive Plan, shares vest at 20% over 5 years from date of purchase.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ C. James Koch **Signature of Reporting Person C. James Koch	01/03/2003 Date
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